Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 to be filed on or about April 28, 2015) pertaining to the Unum Group 401(k) Retirement Plan of our reports (a) dated February 25, 2015, with respect to the consolidated financial statements and schedules of Unum Group and subsidiaries and the effectiveness of internal control over financial reporting of Unum Group and subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 2014, and (b) dated June 27, 2014, with respect to the financial statements and schedules of the Unum Group 401(k) Retirement Plan included in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chattanooga, Tennessee

April 28, 2015